Exhibit 4.2

Summary of BSPCE Plans

Founder’s share warrants (bons de souscription de parts de créateur d’entreprise), or BSPCEs, entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our Board of Directors and at least equal to the fair market value of an ordinary share on the date of grant. Because one of the conditions to be eligible to issue BSPCEs is that a company’s market capitalization not exceed €150M, we have not been eligible to issue BSPCEs after April 2021. The first grant of BSPCEs, or BSPCEs 2013, occurred in 2013. The BSPCE 2013 plan expired in January 2024. The second and final allocation of BSPCEs was approved on April 16, 2021, or the BSPCEs 2021.

Administration. Pursuant to delegations granted at our annual meeting of shareholders, the Board of Directors determined the grant numbers, recipients, dates of grant and exercise price of the BSPCEs , and their terms and conditions, including their exercise period and vesting schedule.

Underlying shares.  Subject the performance conditions described below, each BSPCE 2021 gives the holder the right to purchase one (1) ordinary share.

Allocation. Our BSPCEs 2021 were granted to our co-founders, Frederic Cren and Pierre Broqua. Founder’s share warrants may not be transferred other than by inheritance.

Standard terms. The vested BSPCE 2021 may be exercised in all or in part at the election of each holder by a notification to the Chairman of the Board of Directors and payment of the full amount of their subscription. The exercise price for the BSPCE 2021 is €11.74 per share.

Vesting period. The vesting of the BSPCE 2021 occurred as follows:

(i)	50% vested if the holder was employed by us at the date of the Board of Directors meeting voting on the financial statements for the fiscal year ending December 31, 2023, and
(ii)	50% of the BSPCE 2021 vested if
a.	the abovementioned presence condition is met, and
b.	the following performance conditions were met:
i.	sufficient cash flow for the next 12 months (10%),
ii.	recruitment of new patients in the NATiV3 study (20%), and
iii.	total shareholder return (20%).

At its meeting on March 25, 2024 (the "BSPCE 2021 Exercise Date"), the Board of Directors acknowledged that of the 50% of BSPCE 2021 subject to performance conditions, 72% had become exercisable and 28% had lapsed.

Final date for exercising share warrants. The BSPCE 2021 will expire 10 years after the BSPCE 2021 Exercise Date.